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                          UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              ____________

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 2)

                             PHOTOCOMM, INC.
_________________________________________________________________

                             (Name of Issuer)

                     Common Stock Par Value $.10 Each
_________________________________________________________________

                      (Title of Class of Securities)

                               719319-10-5
_________________________________________________________________

                              (CUSIP Number)
                         Jill B. W. Sisson, Esq.
                      General Counsel and Secretary
                          ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303)  271-7000
_________________________________________________________________

              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            November 21, 1996
_________________________________________________________________

         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement
/ /.

_________________________________________________________________

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  ACX Technologies, Inc.*

  * The Common Stock is being acquired by Golden Technologies
Company, Inc., which is a wholly owned subsidiary of ACX
Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) / X /

  (b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
ITEMS 2(d) or     2(e).
                      /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                              7 SOLE VOTING POWER
                                   - 8,642,447 -*
 NUMBER OF
  SHARES                      8 SHARED VOTING POWER
BENEFICIALLY                          - 0 -*
  OWNED BY
   EACH                       9 SOLE DISPOSITIVE POWER
 REPORTING                         - 8,642,447 -*
  PERSON
   WITH                      10 SHARED DISPOSITIVE POWER
                                      - 0 -*

                                *  See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   8,642,447 (see Item 5(a))

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.      /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   53.1 percent (see Item 5)

14 TYPE OF REPORTING PERSON
   CO
_________________________________________________________________


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 to the Schedule 13D dated August 16, 1996 (the "Schedule 13D") relates to the common stock par value $.10 (the "Common Stock") of Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 E. Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

ITEM 4.  PURPOSE OF TRANSACTION

As previously reported on August 16, 1996, Golden Technologies Company, Inc. ("GTC") entered into an agreement with The New World Power Corporation ("NWP") to acquire 6,612,447 shares of Common Stock. That agreement terminated effective November 15, 1996. On November 19, 1996, GTC signed a Stock Purchase Agreement (the "Agreement") with the Company and NWP pursuant to which GTC agreed to acquire, subject to conditions set forth in the Agreement, 6,612,447 shares of Common Stock of the Company from NWP and 2,000,000 shares of Common Stock directly from the Company or, if the Company elected, up to 1,000,000 shares from certain senior executives of the Company and Programmed Land, Inc. ("PLI"), a shareholder and the balance from the Company.

The purchase occurred on November 21, 1996. NWP sold 6,612,447 shares for an aggregate price of $11,292,500; 1,000,000 shares were sold by the Company and 450,000 shares of Common Stock were sold by each of Robert Kauffman and PLI and 50,000 shares were sold by each of Thomas C. LaVoy and Myron Anduri. All shares were purchased for $2.75 per share. Following the acquisition of the Common Stock pursuant to the Agreement, GTC would own approximately 53.1 percent of the issued and outstanding Common Stock.

Three board members of the Company designated by NWP resigned from the Company's board of directors and were replaced by designees of GTC, Jeffrey H. Coors, John K. Coors and Jed J. Burnham. One other director resigned and the Company will have six directors. Accordingly, GTC has selected three of six directors. At the Company's 1997 annual meeting, scheduled for January 1997, GTC and the Company have agreed that three designees of GTC will be elected to the board, three of the incumbent directors will be elected and one additional director selected by the management directors from a slate of three persons proposed by GTC will be the seventh director of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

GTC purchased shares on November 21, 1996 from the persons named in Item 4 as follows:

             No. of Shares              Price per Share
               2,000,000                    $2.75
               6,612,447                    $1.71

ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SECURITIES OF THE ISSUER.

ACX has agreed to purchase up to 500,000 shares of Common Stock from Robert Kauffman if his employment with the Company terminates on the terms set forth in an Executive Compensation
Agreement between Mr. Kauffman and the Company, the form of which is attached hereto as Exhibit 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Form of Executive Compensation Agreement between the
Company and Robert R. Kauffman.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of ACX Technologies, Inc. and Golden
Technologies Company, Inc.

Dated:  November 21, 1996



/s/ Jill B.W. Sisson
____________________________________
ACX Technologies, Inc.
By: Jill B.W. Sisson


/s/ Jerry W. Young
____________________________________
Golden Technologies Company, Inc.
By: Jerry W. Young